




SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2006
WASH, D.C.
152
SECTION

March 10, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

SUPPL

Dear Sirs,

Bangkok Bank Public Company Limited would like to inform you of the resolution adopted by the meeting No.4/2549 of the Board of Directors of the Bank held on March 7, 2006. Please refer to the attached documents for detail.

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

PROCESSED
MAR 3 0 2006
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

3/29


Bangkok Bank

Ref : SSD./REG. 423/2006 March 7, 2006

Re : Resolutions of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the meeting of the Board of Directors (the "Board") of Bangkok Bank Public Company Limited (the "Bank") No. 4/2549 held on March 7, 2006, at which the Board had adopted the following resolutions:

1. Approved that there be dividend payment for the operating results of the year 2005 at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817,587,046.75, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and that the remaining amount be paid on May 11, 2006 at the rate of Baht 1.25 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 26, 2006 at 12.00 hrs., and that this resolution be proposed to the shareholders' meeting for consideration.

2. Resolved to convene the 13th annual ordinary meeting of shareholders on April 12, 2006, starting at 16.00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 12th ordinary shareholders' meeting held on April 12, 2005.
Board's recommendation : That the minutes be approved.

(2) To acknowledge the report on the results of operations for the year 2005 as presented in the annual report.
Board's recommendation : That the report on the results of operations for the year 2005, which provides details of the results of the Bank's operations and significant changes occurring during the year 2005, be acknowledged.

(3) To acknowledge the report of the Audit Committee.
Board's recommendation : That the report of the Audit Committee, which provides details of the performance of the Audit Committee during the year 2005, be acknowledged.

(4) To approve the balance sheet and the profit and loss statement for the year 2005.
Board's recommendation : In order to comply with the Public Limited Companies Act and Article 41 of the Articles of Association of the Bank, which specifies that the Bank shall arrange for the preparation of the balance sheet and the profit and loss statement as of the last day of the accounting period of the Bank and submit them to the annual ordinary meeting of shareholders for approval, the Board recommends that the balance sheet and the profit and loss statement as of December 31, 2005, presenting the financial status and operating results of the Bank during the year 2005, which were audited and certified by the

auditors of Deloitte Touche Tohmatsu Jaiyos and were considered by the Audit Committee, be approved.

(5) To approve the appropriation of the profit and the payment of dividend for the year 2005.
Board's recommendation : The net profit of the Bank in 2005 amounted to Baht 20,306,045,747.65, resulting in the accumulated profit to be allocated in this year's annual ordinary meeting of shareholders in the amount of Baht 21,599,811,457.35. The Board recommends that the shareholders' meeting approve the appropriation of the profit and the payment of dividend for the operating results of the year 2005 as follows:

1. the appropriation of the profit for the operating results of the year 2005 as a legal reserve be made in the total amount of Baht 4,500,000,000.00, being the appropriation of the profit for the period of January – June 2005 amounting to Baht 4,000,000,000.00 (which had already been made as per the financial statements for the period ended June 30, 2005) and for the period of July – December 2005 amounting to Baht 500,000,000.00.

2. the appropriation of the profit for the operating results of the year 2005 as other reserves be made in the total amount of Baht 13,000,000,000.00, being the appropriation of the profit for the period of January – June 2005 amounting to Baht 6,500,000,000.00 (which had already been made as per the financial statements for the period ended June 30, 2005) and for the period of July – December 2005 amounting to Baht 6,500,000,000.00.

3. the dividend be paid for the operating results of the year 2005 at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817,587,046.75, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount be paid on May 11, 2006 at the rate of Baht 1.25 per share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 26, 2006 at 12.00 hrs. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated from the portions of the profit which are subject to income tax at the highest rate down to the lowest.

(6) To elect directors in place of those retiring by rotation.
Board's recommendation : In order to comply with the Public Limited Companies Act and Article 17 of the Articles of Association of the Bank, which specifies that at every annual ordinary meeting of shareholders, one-third of the total number of the directors of the Company shall retire, there are 6 directors who are due to retire by rotation in the annual ordinary meeting of shareholders for 2006, namely, Mr. Staporn Kavitanon, Mr. Kosit Panpiemras, Mr. Chartsiri Sophonpanich, Mr. Deja Tulananda, M.C. Mongkolchaleam Yugala, and Mr. Charn Sophonpanich.

The Nomination and Remuneration Committee has considered and selected qualified individuals to be proposed to be the Bank's directors in place of those retiring by rotation in accordance with the policy, criteria and methods prescribed

and is of the opinion that the said 6 retiring directors possess suitable qualifications, with no disqualification pursuant to any relevant laws or regulations. The retiring directors have the knowledge, skills and expertise that will benefit the Bank's business and also possess high business ethics, vision and a positive attitude towards the Bank as well as the willingness to fully perform their assigned duties. The retiring directors' performances of their duties as the Bank's directors so far have been highly beneficial as reflected in the Bank's results of operation. Therefore, the Board recommends that all 6 directors retiring by rotation be re-elected to the Board.

(7) To acknowledge directors' remunerations.
Board's recommendation : That the directors' remunerations be acknowledged.

(8) To appoint the auditors and determine the remuneration for the year 2006.
Board's Recommendation : In order to comply with the Public Limited Companies Act and Article 50 of the Articles of Association of the Bank, which specifies that the annual ordinary meeting of shareholders shall appoint an auditor and fix the auditing fee to be paid by the Bank every year, and that the former auditor may be re-appointed, the Audit Committee has considered and evaluated the quality of the work of the auditor for the year 2005 and reviewed the suitability as well as assessed the independence and the qualifications of the said auditor according to the criteria established, and is of the opinion that Deloitte Touche Tohmatsu Jaiyos is suitable to be appointed as the Bank's auditor. The Board therefore recommends that the shareholders' meeting appoint Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos, as auditors of the Bank for the year 2006 with the remuneration in the amount of Baht 10,400,000.00.

(9) To approve the amendment of Clause 4 (the registered capital of the Bank) of the Bank's Memorandum of Association.
Board Recommendation : That the shareholders' meeting approve the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 131,655 of Class A preferred shares into 131,655 ordinary shares owing to the redemption of 131,655 units of the Bank's Subordinated Debentures cum Preferred Shares redeemable upon the cessation of the Bank's business which is a part of Capital Augmented Preferred Securities (CAPS) on September 29, 2005:

"The registered capital of the Company is Forty Billion (40,000,000,000) Baht, divided into Four Billion (4,000,000,000) shares at a par value of Ten (10) Baht each, comprising Three Billion Nine Hundred and Ninety-Eight Million Three Hundred and Forty-Five Thousand (3,998,345,000) ordinary shares, and One Million Six Hundred and Fifty-Five Thousand (1,655,000) preference shares."

(10) Other Business.

3. Resolved that the share registration book be closed for the purpose of ascertaining the right to attend the annual ordinary meeting of shareholders as from 12.00 hrs. of March 23, 2006 until the meeting is closed.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President